February 6, 2019

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On December 10, 2018, the Registrant, on behalf of its series, the HCM Dividend Sector Plus Fund (the “Fund”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on January 30, 2019, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

General

Comment 1: To the extent applicable, please consider whether the Registrant should provide notice on the Prospectus’s cover that shareholder reports will be made available on the Fund’s website beginning on January 1, 2021.

Response: The Registrant will add the following notice to the cover:

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website, www.howardcmfunds.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

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If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting your financial intermediary (such as a broker-dealer or bank) or, if you are a direct investor, by following the instructions included with paper Fund documents that have been mailed to you. You may also elect to receive all future reports in paper free of charge.

Comment 2: The cover letter submitted with the Rule 485(a) filing indicated that there were proposed changes to the Fund’s principal investment strategies and risks, but the EDGAR version submitted did not include any redlined changes. Going forward, please be sure to submit redlines of any proposed changes to registration statements.

Response: The Registrant will provide redlines of proposed changes to its registration statements going forward.

Fee Table

Comment 3: The Staff requests that an explanatory footnote describing the fee waiver and recoupment be included with the Fee Table even if there is no “Expense Recapture” or “Fee Waiver” caption in the table.

Response: After consideration of the Staff’s request and review of the requirements and instructions of Form N-1A, the Registrant respectfully declines to add the requested footnote. Adding an explanatory footnote is inconsistent with Instruction 3(e) to Item 3 of Form N-1A which requires the disclosure only when there is a “Fee Waiver [and/or Expense Reimbursement]” caption in the Fee Table.

Principal Investment Strategies

Comment 4: Rule 35d-1(a)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires that the Fund adopt a fundamental policy to invest at least 80% of its assets in dividend paying securities. The Staff notes that the use of the word “Plus” in the Fund’s name connotes that the Fund is more than just a plain vanilla dividend fund by using leverage. Please tie the Fund’s name to its use of leverage.

Response: The Registrant does not believe that Rule 35d-1 requires the Fund to adopt a policy to invest at least 80% of its assets in dividend paying securities. The Registrant believes that the term “dividend” is similar to the term “income” and notes the Staff clearly stated in its Frequently Asked

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Questions release regarding Rule 35d-1 that the term “income” would not subject a fund to the rule. Accordingly, the Fund has not adopted an 80% investment policy pursuant to Rule 35d-1.

The Registrant has amended the first paragraph under the heading “Principal Investment Strategies” of its Item 4 disclosures to state as follows:

The Fund seeks to achieve its investment objective through investments in: (i) dividend paying equity securities of companies included in the S&P 500; (ii) “plus” other investment companies (mutual funds ~~(including mutual funds that use leverage)~~, closed-end funds and ETFs), including investment companies that use leverage; and (iii) cash and cash equivalents and put options. Unlike typical dividend funds, the Fund may use leverage through investment companies that use leverage and may also leverage up to 33 1/3 % of the Fund’s net assets using a line of credit to purchase equities.

Comment 5: Please clarify in the Fund’s Principal Investment Strategies that the Fund has exposure to leverage through investment companies that use leverage and through a line of credit. To the extent that the Fund invests in closed-end funds or exchange traded funds that use leverage, please modify the first paragraph under the heading “Principal Investment Strategies” that suggests only open-ended mutual funds will use leverage.

Response: The Registrant refers to its response to Comment 4.

Comment 6: Consider re-phrasing or re-locating the last paragraph under the heading “Principal Investment Strategies.” As stated, the Fund’s use of a line of credit apepars secondary despite it being a significant principal strategy. Please clarify what “33 1/3%” signifies.

Response: The Registrant has deleted the last paragraph under the heading “Principal Investment Strategies” of its Item 4 disclosures and refers to its response to Comment 4.

Principal Investment Risks

Comment 7: Please incorporate into the Fund’s disclosure of Leverage Risk that the Fund relies on a line of credit and clarify whether the line of credit is with one bank or multiple banks. Alternatively, please incorporate such disclosures into a separate Borrowing Risk.

Response: The Registrant has amended its disclosure of “Leverage Risk” to state as follows:

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Leverage Risk: The Fund may use levearge including through use of a line of credit through a bank.

Comment 8: Please consider whether there is a specific sector in which the Fund’s assets will be invested and whether the Fund’s disclosure of Sector Risk should be expanded accordingly.

Response: Upon the representation of the advisor, the Registrant states that there is no specific sector in which the Fund’s assets will be invested. Therefore, the Registrant believes the existing disclosure to be adequate.

Comment 9: Purusant to a directive from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.

Response: The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Additional Information About Principal Investment Strategies and Risks

Comment 10: Please be sure to carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has amended its disclousres in the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as noted in the responses to Comments 4-9 above.

Comment 11: The Staff notes that the Registrant’s Item 4 disclosures are nearyl identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclsoures can summarize its Item 9 disclosures.

Response: The Registrant has revised the third paragraph after the heading “Principal Investment Strategies” in its Item 4 disclosures as follows:

The Fund’s investment adviser uses the HCM – BuyLine® (“Buyline”), its proprietary quantitative investment model, to determine when the Fund should be in or out of the market. The BuyLine uses trend analysis to help identify the broad trend in the equity market. When the trend is down, the Adviser (as defined below)

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starts to reduce the Fund’s exposure to equities, and, when the trend is up, the Adviser increases the Fund’s exposure to equities. ~~The Adviser uses its discretion to determine how much the Fund will be in or out of the market based on the strength of the trend identified by the BuyLine.~~ When the Fund is out of the market, it will invest in cash and cash equivalents and/or put options ~~to hedge the portfolio’s equity securities and to reduce volatility~~. Put options generally have an inverse relationship to the underlying security on which the option is held. When the Fund is in the market, it will invest in equity securities. ~~The Fund may be invested from 0-100% in cash and cash equivalents and/or put options and 0-100% in equities depending on the strength of the trend identified by the BuyLine.~~

Statement of Additional Information

Comment 12: To the extent that the Fund engages in securities lending, please address securities lending income and fees and any services provided by the securities lending agent pursuant to Item 19(i)(1)(ii) of Form N-1A.

Response: The Fund does not engage in securities lending.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser